Exhibit 99.2

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Certificate of Arrangement
Certificat d•arrangement
Canada Business Corporations Act
Lol canadlenne sur les socletes par actions
SIERRA WIRELESS, INC.
292543-5
Corporate name(s) of CBCA applicants I Denomination(s)
Corporation number(s) I Num6ro(s) de Ia ou
sociale(s) de la ou des societes LCSA requerantes
des soci6tes
I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the Canada
Business Corporations Act.
JE CER.TIFIE que 1’arrangement mentionne dans les clauses d’arrangement annexees a pris effet en vertu de l’article 192 de 1a Loi canadienne sur les societes par actions.
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Hantz Prosper
Director I Directeur
2023-01-12
Date of Arrangement (‘YYYY-MM-DD)
Date de 1’arrangement (AAAA-M:M-IJ)
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